

Mail Stop 3030

March 10, 2009

VIA U.S. MAIL

Richard Zaremba
Chief Financial Officer
Misonix, Inc.
1938 New Highway
Farmingdale, New York 11735

      Re: **Misonix, Inc.**
             Form 10-K for the year ended June 30, 2008
             Filed September 26, 2008
             File No. 001-10986

Dear Mr. Zaremba:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Angela Crane
             Branch Chief